

03 ... 22 ... 7:21

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance



SUPPL

Date: 2003/5/20

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

Corporate Communications & Investor Relations Dept.
Marubeni Corporation

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN

82—616

May 9, 2003

Financial Results for FY2002 and Prospects for FY2003 (US GAAP Basis)

03 MAY 22 AM 7:21

Marubeni Corporation

Operating Results

(unit: billions of yen)

Operating Results	FY2001	FY2002	FY2002 Variance	FY2003 Prospects	FY2003 Variance
Total volume of trading transactions	8,972.2	8,793.3	-178.9	8,200.0	-593.3
Gross trading profit	436.8	424.6	-12.2	420.0	-4.6
Selling, general and administrative expenses	-392.1	-345.6	46.5	-335.0	10.6
Provision for doubtful accounts	-43.9	-5.7	38.3	-8.0	-2.3
Operating profit	0.8	73.4	72.6	77.0	3.6
Interest expense, net of interest income	-29.5	-23.5	6.0	-26.0	-2.5
Dividends	7.5	6.8	-0.7	5.0	-1.8
Gain (Loss) on investment securities	-83.8	-12.7	71.1		
Gain (Loss) on property and equipment	-43.6	8.5	52.1	-10.0	13.5
Other-net	-16.5	-19.3	-2.8		
Income (loss) before income taxes and equity in earnings (losses)	-165.2	33.2	198.3	46.0	12.8
Provision (benefit) for income taxes	67.7	-16.3	-84.0	-26.0	-9.7
Equity in earnings (losses) of affiliated companies	-18.9	13.4	32.4	13.0	-0.4
Net income (loss)	-116.4	30.3	146.7	33.0	2.7
Core earnings(*1)	56.1	101.3	45.2	103.0	1.7

(FY2003 figures of -10.0 and 13.5 are bracketed together for Gain (Loss) on investment securities, Gain (Loss) on property and equipment, and Other-net.)

(*1) Core earnings=Adjusted operating profit (excluding restructuring cost) + Dividend income ± Equity in earnings (excluding restructuring cost)

Financial Condition

Financial Condition	March 31, 2002	March 31, 2003	March 31, 2003 Variance	March 31, 2004	March 31, 2004 Variance
Total assets	4,805.7	4,321.5	-484.2	4,200.0	-121.5
(Current assets)	(2,487.6)	(2,202.1)	(-285.5)	-	-
(Fixed assets)	(2,318.1)	(2,119.4)	(-198.7)	-	-
Shareholders' equity	263.9	260.1	-3.8	290.0	+29.9
Interest-bearing debt	3,184.9	2,745.0	-439.9	2,550.0	-195.0
Net interest-bearing debt	2,712.9	2,264.1	-448.8	2,200.0	-64.1
D/E ratio(*2)	10.28 times	8.71 times	-1.57 points	7.59 times	-1.12 points

(*2) D/E ratio is calculated based on net interest-bearing debt.

Cash Flows

Cash Flows	FY2001	FY2002
Cash provided by operating activities	198.4	194.8
Cash provided by investing activities	74.5	113.2
Free cash flows	273.0	308.0
Cash used in financing activities	-150.1	-294.0
Effect of exchange rate changes	14.0	-14.2
(Decrease) increase in cash and cash equivalents	136.8	-0.1

Outline of Financial Results for FY2002

◆ **Major Financial Indicators**

	FY2001	FY2002	Change
1) Foreign Exchange Rate (YEN/USD)	125.14	121.95	(Yen up by 3.19 yen per USD)
2) Short-term Prime Rate (Japan)	1.375%	1.375%	
Long-term Prime Rate (Japan)	1.801%	1.793%	(0.008% down)

◆ **Outline**

In the first half of FY2002, the U.S. economy witnessed moderate gains in consumer spending, but the second half of the year was adversely influenced by falling stock prices and a drop off in improved employment rates, resulting in business and consumer sentiment worsening, seeing the economy decelerate. This situation was exacerbated by heightening of international tension surrounding Iraq also serving to slow down progress in the early part of 2003.

In Japan, strength in exports led to a bottoming in the economic. However, this favourable trend came to an end in the autumn when both export and production figures peaked, leading the economy as a whole to dip slightly.

Japanese financial markets fared little better, as the Nikkei Stock Average at the end of March 2003 constituted a 21-year low against a backdrop of ongoing deflation.

In spite of revaluation losses on listed investment securities and losses related to a pension trust fund of -27.4 billion, and revaluation losses on unlisted investment securities of -3.5 billion, which adds up to -30.9 billion, Marubeni succeeded in taking net income up 146.7 billion over the previous year, to 30.3 billion yen. Key factors here were the continued strong performance of the company's six commodity-related segments and the improved profits in other areas that resulted from the November 2001 unveiling of the '*@ction21 "A" PLAN*'.

Core earnings rose 45.2 billion over the previous year to come to 101.3 billion yen.

◆ **Main Items**

1) Total Volume of Trading Transactions… 8,793.3 billion yen
Although total volume of trading transactions fell 178.9 billion over the previous year's total, due to the transfer of iron and steel businesses to Marubeni-Itochu Steel Inc. decreased by approximately 365.0 billion, in real terms, however, the year witnessed Marubeni pushing total volume of trading transactions up to approximately 186.0 billion yen.
By segment, year-on-year change was predominantly accounted for largely by rises in total transactions of 135.8 billion, and 112.8 billion in Plant & Ship and Energy segments respectively, and a drop of 81.0 billion in the IT Business segment. The increasing strength of the yen resulted in declining approximately 5 billion yen.

2) Gross Trading Profit… 424.6 billion yen
Gross trading profit fell by 12.2 billion over the previous year. However, approximately 18.5 billion of this decrease was due to the above mentioned transfer of iron and steel businesses to Marubeni-Itochu Steel Inc, and withdrawal from loss-generating business areas also resulted in a further approximate 10.0 billion drop. As such, the actual year-on-year change in real terms was positive, with gross trading profit calculated in this manner rising approx. 16.0 billion yen.
By segment, this year-on-year change was primarily accounted for by growth of 3.6 billion, 1.9 billion and 1.8 billion in the gross trading profits of the Plant & Ship, Transportation and Industrial Machinery, and Development and Construction segments respectively.

3) Selling, General and Administrative Expenses… 345.6 billion yen
Selling, general and administrative expenses fell by a total of 46.5 billion during the fiscal year. One factor was the careful attention paid to cost-reduction initiatives, which were responsible for approx. 20.0 billion of the drop (including 3.5 billion which was attributable to exchange rate fluctuations, for a net value of approx. 16.5 billion). Others included a fall of approx. 15.0 billion brought by the transfer of iron and steel businesses already mentioned, and a further saving of approx. 15.0 billion made possible by strategic withdrawals from unprofitable areas.

4) Provision for Doubtful Accounts… 5.7 billion yen
Marubeni made a significant provision for doubtful accounts when it brought an end to the "A" PLAN in the previous fiscal year. Accordingly, similar provisions made during the current fiscal year fell in comparison by 38.3 billion yen.

5) Interest Expense-net… -23.5 billion yen
Decrease in Interest-bearing debt and a fall in interest rates resulted in a 6.0 billion yen improvement compared to the previous fiscal year.

6) Loss on Investment Securities… -12.7 billion yen
Although gains on exchanges and sales of equity securities were recognized, due to the worsening stock market conditions, revaluation losses of listed equity securities, mainly related to bank stocks (23.3 billion) and losses related to a pension trust fund, summed up to 30.9 billion. Thus, the total loss on investment securities came to 12.7 billion yen.

7) Gain on Property and Equipment… 8.5 billion yen
Gain on property and equipment for the year was 8.5 billion yen due to the sale of company-owned property.

8) Other-net… -19.3 billion yen
Losses accompanying the reorganization of affiliated companies (-12.5 billion) and exchange rate losses brought on by the increased strength of the yen (-5.3 billion) resulted in a loss of 19.3 billion yen. On the other hand, compared to the previous year, although there was a decrease in liquidation losses of subsidiaries and affiliated companies, due to a substantial aggravation of foreign exchange loss caused by strong yen, there was a decrease by 2.8 billion yen.

9) Equity in Earnings (Losses) of Affiliated Companies… 13.4 billion yen
Equity in earnings (losses) of affiliated companies improved 32.4 billion yen over the previous year's figure due to the recording in that year of significant appraisal losses accompanying the early conclusion of the *"A" PLAN*.

10) Net Income (Loss)… 30.3 billion yen
Net income climbed 146.7 billion yen, over the previous year.

11) Shareholders' Equity … 260.1 billion yen
Although Marubeni recorded net income of 30.3 billion for the year, the appreciated yen resulted in a downward shift in currency translation adjustments of some 20.9 billion and unrealized losses on investment securities of 8.7 billion. As a result, shareholders' equity at the end of the year was down 3.8 billion yen over the same time the previous year.

12) Net Interest-bearing debt… 2,264.1 billion yen
Accounts receivable and inventories were cut back in an attempt to improve efficiency in the use of assets. Simultaneously, sales and redemption of investment securities let Marubeni cut year-end net interest-bearing debt down 448.8 billion yen.

Financial Prospects for FY2003

◆ **Major Financial Indicators (Assumptions)**

1) Foreign Exchange Rate (YEN/USD) approx. 120 yen (Yen up by 1.95 yen per USD)
2) Short-term Prime Rate (Japan) 1.375% (Same as previous year)
Long-term Prime Rate (Japan) 1.4% (0.393% down)

◆ **Outline**

During FY2003, consumer spending and capital investments are predicted to bounce back in the U.S. as a consequence of the prompt finish to the war in Iraq, allowing the U.S. economy to commence a gentle recovery. A similar path is likely to be followed by the Asian economy on the back of a renewed growth in exports to the U.S.
A recovery in consumer spending in the Japanese economy is uncertain, but owing to increased exports to both the U.S. and other Asian countries, this will tie into a steady economic uplift. However, the defrated economy still continues, leading the recovery of economy to be rather weak.
Against this operating backdrop, Marubeni has started a new three-year medium-term management plan, the "V" PLAN. Under the auspices of this new guiding influence, the company will continue to reduce risk assets and replace them with superior assets. These moves will play an important role in efforts to increase profit margins, and management predicts consolidated net income to increase 2.7 billion over the current year's figure to come to 33.0 billion yen.

◆ **Main Items**

1) Operating Profit … 77.0 billion yen
Total volume of trading transactions is expected to decrease by 593.3 billion due to sales of certain subsidiaries and review of low profit transactions. Gross trading profit is seen to go down by 4.6 billion due to sales of certain businesses of approximately 19.0 billion yen.
Selling, general and administrative expenses is expected to decrease by 10.6 billion as a consequence of sales of certain businesses.
Provision for doubtful accounts expects an increase by 2.3 billion to 8.0 billion.
As a result, operating profit is forecast to increase 3.6 billion for the current fiscal year, to 77.0 billion yen.
2) Net Income… 33.0 billion yen
Financial expenditures look set to increase, however, this rise is expected to be outweighed by improvements in other gains and losses, to yield a 2.7 billion increase to 33.0 billion yen.
3) Net Interest-bearing debt… 2,200 billion yen or less
Net interest-bearing debt are continuously reduced through collection of receivables and sales of certain businesses etc., thus, considering uncertain factors such as foreign exchange rate etc., Marubeni predicts net interest-bearing debt to come to 2,200 billion yen or less.

82-616

Marubeni NEWS

Marubeni and J-POWER Purchase Wind Power Generation Company

Marubeni Corporation
J-POWER
March 5, 2003

Marubeni Corporation (president: Tohru Tsuji) and Electric Power Development Company (president: Yoshihiko Nakagaki), or J-POWER, have acquired SEC, a wind power generation company that owns wind power generation facilities with approximately 64,000 kW of capacity (from 97 wind turbines at 3 power sites) in Galicia, Spain. The total cost of the purchase amounted to 76.5 million euro (approximately 10 billion yen).

SEC HoldCo, a joint venture in Spain owned equally by Marubeni and J-POWER, has arranged for the project financing to purchase all the shares of SEC from Gamesa, a Spanish company that is one of the foremost wind turbine manufacturers in the world.

EU, known for its aggressive campaign against global warming, has already set numerical targets for the introduction of reusable energy in the form of an EU directive (12.5% of all energy consumed in EU must be reusable energy by 2010). Spain, in which the two companies will enter the wind power generation business, was one of the pioneers, as it began in early 1990's to establish regulatory infrastructure to promote renewable energy. The country has developed new sources of renewable energy, with an emphasis on wind power. As a result, Spain is now one of the largest wind power generation countries in the world, second only to Germany. (In 2002, total facility capacity in Spain was 4,800MW, whereas it was 12,000MW in Germany.) Spain plans to raise ,this figure to 12,000MW by 2010. To this end, various projects are being developed in the private sector in the country.

For Marubeni :

(1) Development of wind power projects in Spain, U.K., and Germany
(2) Consolidation of electric power and auxiliary (green) benefits from small- and medium-sized power generators including renewable energy in U.K.
(3) Investment in ESCO project in Central and Eastern Europe in harmony with European Bank of Reconstruction and Development.

For J-Power

While this project is the seventh wind power plant (5 in operation and 2 in construction) that J-Power has been involved in, it is the first overseas wind power project for the company. This is the fourteenth overseas power plant (11 in operation, 2 in construction, and 1 in planning) and the first one in Europe (outside of Asia) for J-Power. J-POWER plan to make best use of the half century of experience in Japan, aggressively expand new power generation projects, including wind power generation projects, in Japan and

<Outline of wind power generation facilities>

(1) Monte Seixo-Cando Wind Power Generation Plant

Location:	Galicia, Spain
Output:	24,420 kW (660 kW x 37 units)
Wind turbine manufacturer:	Gamesa (Spain)
Operation began:	1999
Facility usage rate:	approximately 35% (in 2002)
Annual average wind velocity:	approximately 8 m/s (in 2002)

(2) Serra Do Cando Wind Power Generation Plant

Location:	Galicia, Spain
Output:	24,420 kW (660 kW x 37 units)
Wind turbine manufacturer:	Gamesa (Spain)
Operation began:	1999
Facility usage rate:	approximately 35% (in 2002)
Annual average wind velocity:	approximately 8 m/s (in 2002)

(3) Outeiro do Coto Wind Power Generation Plant

Location:	Galicia, Spain
Output:	15,370 kW (660 kW x 22 units and 850 kW x 1 unit)
Wind turbine manufacturer:	Gamesa (Spain)
Operation began:	2000
Facility usage rate:	approximately 35% (in 2002)
Annual average wind velocity:	approximately 8 m/s (in 2002)

<Outline of SEC HoldCo>

(1) Name:	SEC HoldCo, SA
(2) Location:	Galicia, Spain (established in 2002)
(3) Capital:	3,625,000 euro (upon completion of acquisition)
(4) Equity shares:	Marubeni 50%, J-POWER 50%
(5) Business:	ownership of SEC

<Outline of SEC>

(1) Name:	Sistemas Energeticos Cando, S.A.
(2) Location:	Galicia, Spain (established in 1998)
(3) Capital:	6,191,000 euro (as of February 2003)
(4) Equity shares:	wholly-owned by SEC HoldCo, S.A.
(5) Business:	ownership and operation of the three wind power

82-616


Marubeni
NEWS

Marubeni announces First Oil from Sycamore

Marubeni Corporation

March 12, 2003

Marubeni Corporation, through its UK subsidiary, Marubeni Oil & Gas (UK) Limited, with Venture Production plc, the Aberdeen based UK independent oil and gas production company, today announces that its Sycamore field entered production, about one month ahead of initial project expectation, April 2003. Following the rejuvenation of the nearby Larch field in mid-2001, Sycamore represents the second successful development project that Marubeni participates in UK North Sea.

(Notes: The Sycamore field is located 260km miles north east of Aberdeen, in about 110 meters water. UK government approval to develop Sycamore was granted in May 2002. Marubeni, together with partner Venture, has been deeply involved to drive the project in the most efficient manner. The development is expected to cost about US$150 million and net for Marubeni to be about US$50 million.)

Marubeni, together with Venture as operator, has been actively involved in Sycamore project to complete installation of sub-sea pipeline bundle and other facilities in an excellent manner during severe winter months and to deliver first oil almost one month earlier than originally planned.

Sycamore's production this year is expected to be 20,000 boed and net production for Marubeni's 35.5% interest to be 7,000 boed. As a result, Marubeni's net production in UK North Sea is expected to rise from current 11,000 boed to 18,000 boed, and total net production, excluding LNG, all over the world will rise to 24,000 boed. Sycamore's total gross recoverable reserves are expected to be 24 million boe and net for Marubeni to be 8.5 million boe. Further development plans for enhancing Sycamore production are ongoing.

Marubeni is implementing "V" Plan, a New Medium-Term Management Plan, for aiming its revitalization. In this plan, oil and gas E&P business is regarded as one of the core business. Marubeni is pursuing the acquisition of new production assets in the area such as USA and Asia as well as UK North Sea, while Marubeni is actively promoting development project like Sycamore, aiming at 50,000 boed production by 2005.

(C)Marubeni Corporation / Inquiry window

82-616

Marubeni NEWS

Marubeni purchases BP properties in Alabama state water of the Gulf of Mexico

Marubeni Corporation

March 24, 2003

Marubeni Corporation, through its USA subsidiary, Marubeni Oil & Gas (USA) Inc., has agreed to purchase 35.7 percent interest in the Fairway Field, current production of which is approximately 18,000 boed and associated facilities located in Alabama state waters of the Gulf of Mexico from BP, through its USA subsidiary, BP America Production Company, for $93 million in a cash transaction. The sale has effective date of December 1, 2002 and is subject to U.S. regulatory consent and approvals.

Shell holds the remaining 64.3 percent interest and operates the gas field and related facilities. The sale includes BP's share in six wells, an offshore gathering system and an onshore gas processing plant. The company's working interest share of the annual production from the assets is approximately 6,500 boed.

Marubeni is implementing "V" Plan, a New Medium-Term Management Plan, for aiming its revitalization. In this plan, oil and gas E&P business is regarded as one of the core business and actively pursuing the acquisition of new production assets. As a result of this deal, Marubeni holds producing in U.K North Sea, Asia and North America and its total production, excluding LNG, all over the world will rise to over 30,000 boed.

(C)Marubeni Corporation / Inquiry window

82-616

Marubeni CORPORATION

MAY 22 7:21

Outline of Financial Results for FY2002

May 19, 2003

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Agenda

Marubeni CORPORATION

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS.
THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

Marubeni CORPORATION

Financial Highlights

(billions of yen)	FY99	FY00	(change from FY99)	FY01	(change from FY00)	FY02	(change from FY01)	FY03 (Prospects)	(change from FY02)
Total volume of trading transactions	10,222.4	9,436.9	(-785.5)	8,972.2	(-464.7)	8,793.3	(-178.9)	8,200.0	(-593.3)
Gross trading profit	474.9	479.8	(+4.9)	438.0	(-41.8)	424.6	(-13.4)	420.0	(-4.6)
(excluding appraisal loss on property for sale)								0.0	(+0.0)
SGA expenses	-398.4	-398.2	(+0.2)	-390.8	(+7.4)	-343.5	(+47.3)	-335.0	(-8.5)
Adjusted operating profit (excluding restructuring costs)	**76.5**	**81.6**	**(+5.1)**	**47.2**	**(-34.4)**	**81.1**	**(+33.9)**	**85.0**	**(+3.9)**
Restructuring costs in									
Gross trading profit	-21.4	0.0	(+21.4)	-1.2	(-1.2)	0.0	(+12)	0.0	(-)
SGA expenses	-13.1	-2.2	(+10.9)	-1.3	(+0.9)	-2.1	(-0.8)	0.0	(+2.1)
Provision for doubtful accounts	-25.7	-37.9	(-12.2)	-43.9	(-6.0)	-5.7	(+38.3)	-8.0	(-2.3)
Operating profit	**16.3**	**41.5**	**(+25.2)**	**0.8**	**(-40.7)**	**73.4**	**(+72.6)**	**77.0**	**(+3.6)**
Interest expense-net	-32.6	-29.5	(+3.1)	-29.5	(+0.0)	-23.5	(+6.0)	-26.0	(-2.5)
Dividends received	5.2	7.7	(+2.5)	7.5	(-0.2)	6.8	(-0.7)	5.0	(-1.8)
Others	16.5	-13.0	(-29.5)	-143.9	(-130.9)	-23.5	(+120.4)	-10.0	(+13.5)
Income (losses) before income taxes and equity in earnings (losses)	5.4	6.7	(+1.3)	-165.2	(-171.9)	33.2	(+198.3)	46.0	(+12.8)
Income (losses) before equity in earnings	-1.6	-1.8	(-0.2)	-97.5	(-95.7)	16.9	(+114.4)	20.0	(+3.1)
Adjusted equity in earnings (excluding restructuring costs)	3.7	16.9	(+13.2)	1.4	(-15.5)	13.4	(+12.0)	13.0	(-0.4)
Restucturing costs in equity in earnings	0.0	0.0	(-)	-20.3	(-20.3)	0.0	(+20.3)	0.0	(-)
Net income/loss	**2.1**	**15.0**	**(+12.9)**	**-116.4**	**(-131.4)**	**30.3**	**(+146.7)**	**33.0**	**(+2.7)**

Consolidated Financial Results for FY2002

(billions of yen)	FY02	FY01	(Variance)	FY03 Pros.	(Variance)
Gross trading profit	424.6	438.0	(-13.4)	420.0	(-4.6)
SGA expenses	-343.5	-390.8	(+47.3)	-335.0	(+8.5)
Adjusted operating profit (excluding restructuring costs)	81.1	47.2	(+33.9)	85.0	(+3.9)
Dividends received	6.8	7.5	(-0.7)	5.0	(-1.8)
Adjusted equity in earnings (excluding restructuring costs)	13.4	1.4	(+12.0)	13.0	(-0.4)
Core earnings	**101.3**	**56.1**	**(+45.2)**	**103.0**	**(+1.7)**
Interest expense-net	-23.5	-29.5	(+6.0)	-26.0	(-2.5)
Total	**77.8**	**26.6**	**(+51.2)**	**77.0**	**(-0.8)**
Net income	**30.3**	**-116.4**	**(+146.7)**	**33.0**	**(+2.7)**
Total assets	4,321.5	4,805.7	(-484.2)	4,200.0	(-121.5)
Net interest-bearing debt	2,264.1	2,712.9	(-448.8)	2,200.0	(-64.1)
Shareholders' equity	260.1	263.9	(-3.8)	290.0	(+29.9)
Net D/E ratio	8.7times	10.3times	(-1.6point)	7.6times	(-1.1point)

Balance Sheets

Marubeni CORPORATION

lions of yen)	Mar. 00	Mar. 01	Mar. 02	Mar. 03	Change from Mar. 02	Mar. 04 Pros.
urrent Assets	3,213.9	2,772.8	2,487.6	2,202.1	-285.5	
vestments/Fixed Assets	2,370.5	2,547.8	2,318.1	2,119.4	-198.7	
otal Assets	5,584.4	5,320.6	4,805.7	4,321.5	-484.2	4,200.0
hort-term loans (*)	1,477.0	1,311.5	1,247.3	963.3	-284.0	
ong-term interest bearing debt	2,259.2	2,116.9	1,937.6	1,781.6	-155.9	
terest-bearing debt	3,736.1	3,428.4	3,184.9	2,745.0	-439.9	2,550.0
et interest-bearing debt	3,328.4	3,089.8	2,712.9	2,264.1	-448.8	2,200.0
hareholders' equity	324.3	342.3	263.9	260.1	-3.8	290.0
et D/E ratio (times)	10.3 times	9.0 times	10.3 times	8.7 times	-1.6 points	7.6 times
quity Ratio (%)	5.81%	6.43%	5.49%	6.00%	+0.5 points	6.90%
urrent Ratio (%)	113.70%	101.80%	101.90%	104.60%	+2.7 points	-
OA (%)	0.03%	0.28%	-	0.66%	-	0.78%
OE (%)	0.61%	4.51%	-	11.57%	-	12.00%

) including current portion of long-term debt

Gross Trading Profit and SGA Expenses


Marubeni CORPORATION
ss Trading Profit
billions of yen)
SGA expenses
(billions of yen)
Gross Trading Profit
・Gross Trading Profit for FY02 is ¥424.6 billion, decreased by ¥13.4 billion compared with the previous year.
・Gross Trading Profit for FY03 is estimated to be ¥420.0 billion.
475
480
438
425
420
¥76.5 bn
¥81.6 bn
¥47.2 bn
¥81.1 bn
¥85.0 bn
Adjusted operating profit (excluding restructuring costs)
-398
-398
-391
-344
-335
SGA expenses (excluding provision for doubtful accounts)
・SGA expenses for FY02 decreased ¥47.3 billion to ¥343.5 billion, due to cost-cutting by the whole company.
・SGA expenses for FY03 is projected to be down to ¥335.0 billion.
500
470
440
410
380
350
320
-500
-470
-440
-410
-380
-350
-320
FY99
FY00
FY01
FY02
FY03 Pros.

. Core Earnings


Marubeni
CORPORATION

llions of yen)	FY99	FY00	(change from FY99)	FY01	(change from FY00)	FY02	(change from FY01)	FY03 Pros.	(change from FY02)
justed operating profit cluding restructuring costs)	76.5	81.6	(+5.1)	47.2	(-34.4)	81.1	(+33.9)	85.0	(+3.9)
idend received	5.2	7.7	(+2.5)	7.5	(-0.2)	6.8	(-0.7)	5.0	(-1.8)
uity in earnings	3.7	16.9	(+13.2)	1.4	(-15.5)	13.4	(+12.0)	13.0	(-0.4)
re earnings	**85.4**	**106.2**	**(+20.8)**	**56.1**	**(-50.1)**	**101.3**	**(+45.2)**	**103.0**	**(+1.7)**
erest expense-net	-32.6	-29.5	(+3.1)	-29.5	(-)	-23.5	(+6.0)	-26.0	(-2.5)
tal	**52.8**	**76.7**	**(+23.9)**	**26.6**	**(-50.1)**	**77.8**	**(+51.2)**	**77.0**	**(-0.8)**

Core Earnings (billions of yen)
Interest expense-net (billioons of yen)
120
100
80
60
40
20
0
-120
-100
-80
-60
-40
-20
0
Core earnings
Interest expense-net
85.4
106.2
56.1
101.3
103.0
52.8
76.7
26.6
77.8
77.0
-32.6
-29.5
-29.5
-23.5
-26.0
FY99
FY00
FY01
FY02
FY03 Pros.

(Note) ・Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ±Equity in earnings (excluding restructuring costs)
・Interest expense-net = Interest income - Interest expense

Gross Trading Profit and Net Profit by Operating Segment

Marubeni CORPORATION



ions of yen
Gross Trading Profit
Net Profit
Left : FY01
Center : FY02
Right : FY03 Prospects
33.2
32.6
23.0
-35.6
-8.0
-7.5
2.0
10.6
11.8
16.0
4.5
5.0
10.3
13.9
12.0
-30.2
1.3
-5.0
52.5
54.4
54.5
-6.3
3.6
3.0
30.3
29.6
30.5
5.5
6.6
5.5
14.6
14.0
13.5
-1.4
1.9
3.0
28.7
29.3
25.5
2.1
2.1
3.0
40.8
41.2
43.5
3.1
4.9
5.5
60.3
58.6
59.5
-6.5
7.1
7.0
28.6
24.5
24.5
1.4
1.9
1.5
32.2
34.0
28.5
-23.4
-0.2
0.0
6.8
6.5
6.5
0.4
3.3
2.0
82.0
78.9
78.0
-12.8
5.7
4.5
IT Business (Telecom & Information)
Utility & Infrastructure
Plant & Ship
Transportation & Industrial Machinery
Energy
Metals & Mineral Resources
Chemicals
Forest Products & General Merchandise
Agri-Marine Products
Textile
Development & Construction
Finance & Logistics Business
Overseas Corporate Subsidiaries & Branches

Core Earnings and Total Assets by Operating Segment



Marubeni
CORPORATION



e Earnings (billions of yen)
FY01
FY02
FY03 Pros.
IT Business (Telecom & Information)
-22.1
-7.2
-6.0
Utility & Infrastructure
4.8
3.9
7.0
Plant & Ship
-8.9
3.1
-3.5
Transportation & Industrial Machinery
4.2
9.1
9.0
Energy
12.7
14.2
13.5
Metals & Mineral Resources
6.4
6.9
6.0
Chemicals
5.8
7.5
7.5
Forest Products & General Merchandise
7.2
11.9
12.0
Agri-Marine Products
12.4
15.6
16.5
Textile
5.6
4.8
5.0
Development & Construction
8.2
10.8
7.0
Finance & Logistics Business
-0.1
0.0
-0.5
Overseas Corporate Subsidiaries & Branches
6.5
15.1
13.0



otal Assets (billions of yen)
FY01
FY02
FY03 Pros.
IT Business (Telecom & Information)
263.4
245.1
143.0
Utility & Infrastructure
212.8
232.2
295.0
Plant & Ship
402.3
392.2
364.0
Transportation & Industrial Machinery
329.1
292.6
298.0
Energy
351.5
348.3
357.0
Metals & Mineral Resources
177.8
157.8
177.0
Chemicals
165.7
147.4
149.0
Forest Products & General Merchandise
331.8
299.0
327.0
Agri-Marine Products
346.5
347.5
384.0
Textile
150.5
123.9
138.0
Development & Construction
398.5
377.0
351.0
Finance & Logistics Business
340.4
169.5
135.0
Overseas Corporate Subsidiaries & Branches
655.7
552.1
510.0

Cash Flows

Marubeni CORPORATION

(billions of yen)	FY01	FY02	Major factors during FY02
Operating activities			
Net income (losses)	-116.4	30.3	
Adjustments to reconcile net income(losses) to net cash provided by operating activities:			
Depreciation and amortization	71.1	63.7	
Provision for doubtful accounts	43.9	5.7	
Other	71.7	-2.1	
Sub total	186.7	67.3	
Changes in assets and liabilities concerning operating activities:	124.4	91.6	Decrease in operating funds due to deduction of inventories
Other	3.8	5.5	
Net cash provided by operating activities	198.5	194.8	
Investing activities			
Purchase and sales/redemptions of securities and other investments-net	66.3	25.3	
Purchase and sales of property and equipment and property leased to others-net	-57.3	-11.9	Sales of Osaka Head Office building and Nagoya office building
Collection of loans receivable-net	55.9	103.8	Collection of long-term loans receivable
Other	9.6	-4.0	
Net cash provided by investing activities	74.5	113.2	
Free cash flows	273.0	308.0	
Financing activities			
Increase and decrease in interest-bearing debt-net	-152.6	-295.1 (*)	
Other	2.5	1.1	
Net cash used in financing activities	-150.1	-294.0	
Effect of exchange rate changes on cash and cash equivalents	13.9	-14.1	
Net increase (decrease) in cash and cash equivalents	136.8	-0.1	

(*) Breakdown of decrease in interest-bearing debt (bn yen)

Cash Flows	-295.1
Effect of exchange rate change	-68.0
Effect of excluded companies etc.	-78.1
Effect of FASB133	+1.3
Amount of decrease in interest-bearing debt in FY02	-439.9

Marubeni CORPORATION

Shareholders' Equity

(billions of yen)	Mar. 2000	Mar. 2001	Mar. 2002	Mar. 2003	Change (from Mar. 2002)	Mar. 2004 Pros.
Shareholders' equity	324.3	342.3	263.9	260.1	(-3.8)	290.0
ROE	**0.61%**	**4.51%**	-	**11.57%**		**12.0%**



ions of yen)
Net D/E ratio
10.3times
10.3times
.0times
8.7times
7.
es
Shareholders' equity
10times
8times
6times
Mar. 2000
Mar. 2001
Mar. 2002
Mar. 2003
Mar. 2004 Pros.

Breakdown of Shareholders' Equity at Mar. 2003

(billions of yen)		Change from previous year
Common stock and additional paid in capital	281.8	(-129.2)
Retained earnings	64.8	(+159.5)
Net unrealized losses on investment securities	-8.4	(- 8.7)
Currency translation adjustments	-72.7	(- 20.9)
Net unrealized losses on derivatives	-5.4	(- 4.5)
Total shareholders' equity	260.1	(- 3.8)

0. Interest Coverage Ratio

(billions of yen)	FY99	FY00	FY01	FY02
Adjusted operating income	76.5	81.6	47.2	81.1
Interest income	88.2	75.3	45.8	26.6
Dividends received	5.2	7.7	7.5	6.8
Depreciation and amortization	59.8	69.9	71.1	63.7
Total EBITDA (a)	**229.7**	**234.5**	**171.6**	**178.2**
Interest expense (b)	-120.8	-104.8	-75.3	-50.1
Interest coverage (a)/(b)	**190%**	**224%**	**228%**	**356%**


(billions of yen)
250
200
150
100
50
0
-50
-100
-150
400%
350%
300%
250%
200%
150%
100%
50%
0%
229.7
234.5
171.6
178.2
190%
224%
228%
356%
Interest Coverage Ratio (%)
EBITDA (billions of yen)
Interest expense (billions of yen)
FY99
FY00
FY01
FY02
-120.8
-104.8
-75.3
-50.1

. Number and Consolidated Profits & Losses of Group Firms

Marubeni CORPORATION



Mar. 99
Mar. 00
Mar. 01
Mar. 02
Mar. 03
Consolidated profit/loss
(billions of yen)
80
60
40
20
0
-20
-40
-60
-80
-100
-120
41.9
-71.6
-29.7
47.7
-38.8
8.9
66.3
-34.6
31.7
51.0
-107.6
-56.5
65.3
-31.1
34.1
Surplus amount
Deficit amount
Net consolidated profit

	Mar. 99	Mar. 00	Mar. 01	Mar. 02	Mar. 03
r of profit-making firms	459	476	480	391	375
r of loss-making firms	230	170	118	124	109
umber of dated group firms	**689**	**646**	**598**	**515**	**484**
aking firm ratio	**33.40%**	**26.30%**	**19.70%**	**24.10%**	**22.50%**

2. Major Profit-making & Loss-making Firms

Net profit(loss) on consolidated basis (billions of yen)		FY01			FY02	FY03 Pros.
		Excluding restructuring costs	Restructuring costs	Including restructuring costs		
<Major Profit-making Firms>						
・Subsidiaries	BENIREI CORPORATION (74.59%)			0.2	3.9	0.3
	M. LNG International (100%)			2.4	2.3	1.3
	M.Oil And Gas (UK) (100%)			1.1	1.7	1.5
	M. Energy Corporation (100%)			0.4	1.4	0.9
	M. Aluminium Australia (100%)			2.8	1.2	0.8
・Affiliated Companies	Uni-Mar Energi (33.3%)			7.5	5.5	2.2
	Marubeni-Itochu Steel Inc. (50%)			1.0	3.3	2.8
	Compania De Nitrogeno (35%)			0.3	2.0	0.0
	Marusumi Paper Co., Ltd (32.16%)			1.0	1.1	0.9
	Dampier Salt (20.44%)			1.1	0.9	0.5
<Major Loss-making Firms>						
・Subsidiaries	Vectant Group (100%)	-16.0	-24.4	-38.4	-5.3	-5.6
	Meditec Corporation (100%)			-1.1	-2.9	-1.3
	Marubeni Construction Co., Ltd. (100%)	-1.7	-7.4	-9.1	-1.3	-3.0
	NEXION Corporation (96.43%)			-1.6	-1.0	-0.3
	MACMA (100%)	-1.0	-2.1	-3.1	-0.6	0.5
・Affiliated Companies	PT Chandra Asri (24.60%)	-5.5	-5.5	-11.0	-2.0	-2.2
	MUSI Pulp Project (45%)			-1.7	-1.1	-3.1
	Asano Engineering Co., Ltd. (47.46%)			-1.1	-0.4	-0.9
<Others>						
	Thai Cold Rolled Steel (37.57%)	-1.3	-5.7	-7.0	0.8	0.5
	Daishowa-Marubeni (50%)			-2.1	0.3	0.8

13. Financial Plan

(billions of yen)

	End Mar. 2003	FY2003	End Mar. 2004
Gross Interest-bearing Debt	2,745.0	-195.0	2,550.0
(Loans and Others)	(2,297.7)	(-73.2)	(2,224.5)
(Corporate Notes and Bonds)	(447.3)	(-121.8)	(325.5)
Cash and Cash Equivalents	480.9	-130.9	350.0
Net Interest-bearing Debt	2,264.1	-64.1	2,200.0

Liquidity Support

Cash and Cash Equivalents	481.0
Committed Loan Facility *	420.0
Total	Approx. 900.0

(*) Including 3 year-term facility (152 billion yen)

Source of Fund

Redemption and Sales of Marketable Securities	20.0
Collection of Trade Receivables etc.	17.0-37.0
Divestiture and Consolidation of Group Firms	20.0
Net Profit for the Period	33.0
New Investment and Loans	-50.0
Depreciation & Amortization, Dividends, etc.	30.0-40.0
Total	70.0-100.0

4. "V"PLAN - Major Financial Targets

Marubeni CORPORATION

et Income

lions of yen


15.0
-116.4
30.3
33.0
50.0
FY00
FY01
FY02
FY03
FY04
FY05

Shareholders' Equity

billions of yen


450
400
350
300
250
200
150
342.3
263.9
260.1
290.0
500.0
400.0
Capital enhancement of 100 billion yen is considered in "V"PLAN(FY03~FY05)
FY00
FY01
FY02
FY03
FY04
FY05

et Interest-bearing Debt

llions of yen


3.09
2.71
2.26
2.2
2.0
FY00
FY01
FY02
FY03
FY04
FY05

Net D/E Ratio

times


11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
9.0
10.3
8.7
7.6
5.0
4.0
FY00
FY01
FY02
FY03
FY04
FY05

<Reference> Non-consolidated Financial Results for FY2002

Marubeni CORPORATION

(billions of yen)	FY01	FY02	Variance	FY03 Pros.
<Business Results>				
Total volume of trading transactions	7,289.4	6,885.3	-404.2	
Gross trading profit	121.4	117.1	-4.3	-
Operating profit	1.0	16.7	15.7	-
Ordinary profit	23.4	30.3	6.8	-
Net income (loss)	-169.5	10.4	180.0	12.0
<Balance Sheets>				
	Mar. 2002	**Mar. 2003**		
Total assets	2,790.1	2,733.5	-56.6	
Shareholders' equity	251.7	257.1	5.4	
Interest-bearing debt	1,875.1	1,736.3	-138.8	
Net interest-bearing debt	1,675.8	1,463.3	-212.5	
Net D/E ratio (times)	6.7times	5.7times	-1.0 point	
ROE	-	11.57%	-	